

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

December 11, 2009

Mr. David D. Wolf
Chief Financial Officer
Berry Petroleum Company
1999 Broadway, Suite 3700
Denver, Colorado 80202

> **Re:** **Berry Petroleum Company**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed February 25, 2009**
> **Definitive Schedule 14A**
> **Filed March 31, 2009**
> **File No. 001-09735**

Dear Mr. Wolf:

We have completed our review of your filings and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director